CTM MEDIA HOLDINGS, INC.
11 Largo Drive South
Stamford, Connecticut 06907

July 15, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:	Larry Spirgel Assistant Director

Re: CTM Media Holdings, Inc.
Registration Statement on Form 10
Filed on May 13, 2009
File No. 001-34355

Dear Mr. Spirgel:

           On May 13, 2009, CTM Media Holdings, Inc. (the “Company” or “we”) filed a registration statement on Form 10 (the “Form 10”) under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), File No. 001-34355. The Form 10 related to securities of the Company to be issued to stockholders of IDT Corporation in a spin-off transaction.

Subsequently, on July 7, 2009, the Company filed a second registration statement on Form 10 under Section 12(g) of the Exchange Act as we concluded that, at least initially, none of our classes of common stock will be listed on any national securities exchange, but that we intend to apply to have our Class A common stock and our Class B common stock quoted on the Over the Counter Bulletin Board.  In addition, the Form 10 filed under Section 12(g) of the Exchange Act incorporated changes made in response to comments received by the Company from the Staff of the Securities and Exchange Commission on June 11, 2009 with respect to the initially filed Form 10 and other developments with respect to the Company, its capital structure and the planned spin-off of the Company from IDT Corporation.

Thus, at this time the Company is voluntarily withdrawing the Form 10 - File No. 001-34355 – seeking to register securities of the Company under Section 12(b) of the Exchange Act, together with all exhibits thereto, and does not wish to go effective in accordance with Section 12(b)(1) of the Exchange Act.  The Form 10 filing is being withdrawn in order to allow the Company to move forward with its Form 10 filed under Section 12(g) of the Exchange Act.  Please make the withdrawal effective as soon as practicable.

Should you have any questions regarding this matter, please contact Dov Schwell at (646) 328-0795 or myself at (203) 323-5161.

Sincerely,

/s/ Marc E. Knoller
Marc E. Knoller
Chief Executive Officer

Cc: Reid S. Hooper
       Joseph Kempf
       Robert Littlepage
       Paul Fischer